Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
January 15, 2026

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 19, 2026

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend an extraordinary general meeting of shareholders (the “Meeting”) of MediWound Ltd. (the “Company”), to be held at 10:00 a.m. Eastern Standard Time (EST) on Thursday, February 19, 2026, at the offices of Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

The Meeting is being called for the purpose of presenting the following proposal for approval by the shareholders of the Company:

(1)
Approval of an increase by 300,000 in the number of ordinary shares, par value 0.07 New Israeli Shekels per share, of the Company (“ordinary shares”) reserved for issuance under the Company’s 2024 Share Incentive Plan.

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on January 16, 2026.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of the above proposal (“Proposal 1”).

Shareholders are requested to complete, date and sign all enclosed proxy cards and/or voting instruction forms, and to return them promptly in the pre-addressed envelopes. No postage will be required if they are mailed in the United States.

If you are a shareholder of record and will submit your completed, executed proxy card in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m., Eastern Standard Time on Wednesday, February 18, 2026 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 1:00 p.m. Israel time (6:00 a.m. Eastern Standard Time) on the date of the Meeting. Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions are provided in both the enclosed proxy statement and enclosed proxy card.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, please follow the enclosed instructions on your voting instruction form in order to submit it to your broker, trustee or nominee. As an alternative to physically mailing your voting instruction form, you may use it for purposes of submitting your voting instructions online, at www.proxyvote.com.

In accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company as of the record date for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s Israeli offices, 42 Hayarkon St., Yavne 8122745, Israel, Attention: Mr. Yaron Meyer, Executive Vice President, General Counsel and Corporate Secretary, email: yaronm@mediwound.com, no later than January 22, 2026. Pursuant to Section 66(b) of the Companies Law and the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, a shareholder’s proposed additional agenda item related to: (i) the election of a new nominee to our Board or (ii) the removal of a currently serving member of our Board, may only be submitted by a shareholder holding at least 5% of the voting power of our outstanding ordinary shares. To the extent that there are any additional agenda items that the Board determines to add as a result of any such shareholder submission, the Company will publish an updated notice, proxy statement and proxy card with respect to the Meeting, no later than January 29, 2026, to be furnished to the U.S. Securities and Exchange Commission (the “SEC”), under cover of a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”).

This notice, and the enclosed proxy statement, as well as the form of proxy card for the Meeting, are also being furnished to the SEC as exhibits to a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the “Investor Relations” portion of the Company’s website, at www.mediwound.com. The full text of the proposed resolutions for Proposal 1, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, January 25, 2026 at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, during normal Israeli business hours, Sunday to Thursday, upon prior coordination with the Company. Our telephone number at our registered office is +972-77-971-4100.

Sincerely, /s/ Nachum Shamir Nachum Shamir Chairman of the Board of Directors

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 19, 2026

OVERVIEW

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of MediWound Ltd. (“us”, “we”, “MediWound”, “the Company” or “our Company”), to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. Eastern Standard Time (EST) on Thursday, February 19, 2026, at Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card and/or voting instruction form, are being made available to holders of MediWound ordinary shares, par value 0.07 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about January 20, 2026.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on January 16, 2026, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our board of directors  (the “Board”) urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Item

The Meeting is being called for the purpose of presenting the following proposal (“Proposal 1”) for approval by the shareholders of the Company:

(1)	Approval of an increase by 300,000 in the number of ordinary shares reserved for issuance under the Company’s 2024 Share Incentive Plan.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” Proposal 1.

Quorum

On January 16 2026, the record date for the Meeting, we had 12,835,186 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date is entitled to one vote upon Proposal 1 (or any other proposal that may properly be presented at the Meeting). Under our articles of association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day of the week, time of day, and place, or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At the reconvened meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a shareholder that beneficially holds shares through a bank, broker or other holder of record provides voting instructions on certain proposals to be considered at the Meeting, but does not provide instructions for other proposals, and the bank, broker or other record holder votes, on its own, on certain of those other proposals, but does not vote on a particular other proposal because it does not have discretionary voting power for that particular proposal. Assuming there is only one proposal (Proposal 1) for which shareholders are being asked to provide voting instructions, we do not anticipate that there will be any broker non-votes with respect to that proposal. It is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count towards the vote on Proposal 1.

Vote Required for Approval of Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of Proposal 1.

How You Can Vote

You can vote your shares by attending the Meeting, by completing, signing and submitting a proxy card, or, if you are a shareholder holding your shares in “street name,” by providing voting instructions to your bank, broker or other nominee in one of the manners described under “Shareholders Holding in ‘Street Name’” below.

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Executive Vice President, General Counsel and Corporate Secretary via fax to +972-77-971-4111 or email to yaronm@mediwound.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel no later than 1:00 p.m., Israel time, on the date of the Meeting (February 19, 2026), or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m., Eastern Standard Time on February 18, 2026.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to the proposal. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. As per the information that is being sent to you, a beneficial holder may provide voting instructions in one of three ways: (i) completing and mailing the physical voting instruction form in the envelope provided; (ii) completing the online version of the voting instruction form at www.proxyvote.com (please use your control number); and (iii) voting via telephone (by dialing the telephone number provided in the physical or electronic voting information being sent to you). Your physical voting instruction form must be received by 12:00 p.m., Eastern Standard Time, on February 18, 2026 in order for your voting instructions to be included in the tally of votes for the Meeting. If you provide your voting instructions online or via telephone, you must submit those instructions by 11:59 p.m., Eastern Standard Time, on February 18, 2026, in order for them to be included in the tally of votes for the Meeting. Because a beneficial holder is not a shareholder of record, you may not vote your shares in person at the Meeting unless you obtain and submit to us in advance of the Meeting (as described below) a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (January 16, 2026).

If no voting instructions are received by the bank, broker or other nominee from you on or before the above dates and times established for such purpose, the bank, broker or other nominee will not vote your shares on Proposal 1 and your shares will not be deemed present at the Meeting.

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any specific proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date and by submitting it prior to the above-described deadline for initially submitting your proxy. In the alternative, you may effectively revoke your proxy by voting in person at the Meeting. If you hold your shares in “street name”, you may change your voting instructions by following the directions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about January 20, 2026. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on publicly available information and/or information obtained by the Company upon its inquiry, as of January 16, 2026, the record date for the Meeting. Percentages reflected in the table are based on 12,835,185 ordinary shares issued and outstanding as of that date.

	Number of Shares Beneficially	Percentage of
Name of Beneficial Owner	Held	Class
Directors and Executive Officers
Nachum (Homi) Shamir	*	*
Ofer Gonen	275,424	2.11%
Vickie R. Driver	*	*
David Fox	*	*
Shmuel (Milky) Rubinstein	*	*
Stephen T. Wills	*	*
Shmulik Hess	*	*
Ety Klinger	*	*
Hany Luxenburg	*	*
Yaron Meyer	*	*
Robert Snyder	*	*
All directors and executive officers as a group (10 persons)(1)	781,588	6.1%

Principal Shareholders (who are not Directors or Executive Officers)
Clal Biotechnology Industries Ltd. and affiliates (2)	1,481,521	11.3%
Rosalind Advisors, Inc. and affiliates (3)	912,319	7%
Mölnlycke Health Care (4)	872,093	6.8%
Yelin Lapidot Holdings Management Ltd. and affiliates (5)	809,948	6.3%
Israel Biotech Fund II, L.P. and affiliates (6)	787,018	5.9%
HOLD Alapkezelő Zrt (7)	703,429	5.5%

*   Less than 1%.

(1)
Shares beneficially owned consist of: (i)161,866 ordinary shares held directly or indirectly by such executive officers and directors and 619,722 ordinary shares issuable upon exercise of outstanding Series A warrants and/or options that are currently exercisable or exercisable within 60 days of November 19, 2025.

(2)
Based solely on Schedule 13D/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 3, 2025, Clal Biotechnology Industries Ltd., a publicly traded company traded on the Tel Aviv Stock Exchange (“CBI”), owns directly 308,811 ordinary shares and may be deemed to share voting and investment power over the 1,172,710 ordinary shares owned directly by Clal Life Sciences L.P. (“CLS”), the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. Each of Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“Access LLC”), Access Industries Management, LLC (“AIM”), Clal Industries Ltd. (“Clal Industries”) and Mr. Blavatnik may be deemed to share voting and investment power over the ordinary shares owned directly by CBI and CLS because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns Clal Industries, (viii) Clal Industries is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd. The foregoing persons and entities, other than CBI and CLS, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

(3)
Based solely on the Schedule 13G/A filed by Rosalind Advisors, Inc. (the “Advisor”) with the SEC on November 12, 2025. Rosalind Master Fund L.P. (“RMF”) is the record owner of 749,054 ordinary shares and 163,265 warrants pursuant to which 163,265 underlying ordinary shares may be issued. Those warrants contain a “blocker” provision under which the holder thereof does not have the right to exercise any such warrants to the extent that such exercise would result in beneficial ownership by the holder in excess of 9.99% of our ordinary shares. The Advisor is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF. Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF. Notwithstanding the foregoing, Rosalind Advisors, Inc. and Mr. Salamon disclaim beneficial ownership of the shares. The address of RMF is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands, and the address of the rest of the persons and entities identified in this footnote is 15 Wellesley Street West, Suite 326, Toronto, Ontario M4Y 0G7 Canada.

(4)
Based solely on Schedule 13D filed on July 19, 2024, Mölnlycke Health Care AB (“Mölnlycke”), MHC Sweden AB, Mölnlycke Holding AB, Mölnlycke AB, Rotca AB, Patricia Industries AB, and Investor AB beneficially own an aggregate of 872,093 ordinary shares, and each reporting person has sole voting power and sole dispositive power over these ordinary shares. The address of each of Mölnlycke, MHC Sweden AB, Mölnlycke Holding AB and Mölnlycke AB is Gamlestadsvägen 3C, 415 11, Göteborg, Sweden. The address of each of Rotca AB, Patricia Industries AB and Investor AB is Arsenalsgatan 8C, SE-103 32, Stockholm, Sweden.

(5)
Based solely on Form 13F filed with the SEC by Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”) on October 27, 2025, 480,963 of the ordinary shares reported in this row are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (“Provident Funds”), and 328,985 of the ordinary shares reported in this row ae beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (“Mutual Funds”). Yelin Lapidot Holdings, Mr. Dov Yelin and Mr. Yair Lapidot have shared voting power and shared dispositive power over the ordinary shares held by Provident Funds and Mutual Funds. Notwithstanding the foregoing, each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, Provident Funds and Mutual Funds disclaims beneficial ownership of the ordinary shares. The address of each of the persons and entities identified in this footnote is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

(6)
Based on information provided by the shareholder, the 787,018 ordinary shares include 408,397 ordinary shares that are issuable upon the exercise of warrants held directly by Israel Biotech Fund II, L.P. (“IBF II”). Israel Biotech Fund GP Partners II, L.P. (“IBF GP”) is the sole general partner of IBF II, and I.B.F Management Ltd. (“IBF Management”) is the sole general partner of IBF GP. IBF GP and IBF Management may be deemed to share voting and dispositive power with respect to the ordinary shares that are beneficially owned by IBF II. The address IBF Management is HaOgen Tower, 4 Oppenheimer St., Rehovot 7670104, Israel and the address of the other reporting persons is 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman.

(7)
Based solely on the Schedule 13G filed with the SEC on September 19, 2025, the 703,429 ordinary shares are held directly by HOLD Alapkezelő Zrt., a Hungarian investment fund management company. HOLD Alapkezelő Zrt. has sole voting and dispositive power with respect to all such shares. The address of HOLD Alapkezelő Zrt. is H-1123 Budapest, Alkotas u. 50., Hungary.

PROPOSAL 1
APPROVAL OF INCREASE IN NUMBER OF SHARES RESERVED FOR ISSUANCE UNDER
2024 SHARE INCENTIVE PLAN

Background

Under the Nasdaq Listing Rules, a company such as ours with its shares listed on Nasdaq is required to seek approval for the adoption of, or material amendment to, an equity compensation plan under which employees, officers and directors may receive equity in the Company.

Our compensation committee, Board, and management all believe that the effective use of share-based long-term incentive compensation is vital to our continued ability to recruit, hire, and retain the individuals required to successfully execute our business plans and achieve strong performance in the future, by providing a direct link between compensation and long-term shareholder value creation. Our current equity incentive plan under which new grants may be made, the MediWound Ltd. 2024 Share Incentive Plan (the “2024 Plan”), was adopted by our shareholders at an extraordinary general meeting of shareholders held in December 2024, following the expiration of  the MediWound Ltd. 2014 Equity Incentive Plan (the “2014 Plan”) in March 2024. Upon its effectiveness, the 2024 Plan had a total of 280,375 ordinary shares reserved and initially available for issuance, consisting entirely of shares rolled over from the 2014 Plan. In addition, up to1,198,880 ordinary shares underlying then-outstanding awards under the 2014 Plan were potentially to become available for issuance under the 2024 Plan if those awards were to expire, be cancelled, forfeited, or otherwise surrendered.

Importantly, in keeping with the recommendation of institutional shareholder and proxy advisory groups, the 2024 Plan does not contain an “evergreen” provision—that is, it does not provide for an automatic annual increase in the number of ordinary shares available for issuance under the plan. As a result, any increase in the pool of shares available under the 2024 Plan requires an amendment to the 2024 Plan. Under the Nasdaq Listing Rules, any material amendment (for example, an increase to the number of shares reserved for issuance under the plan) to a share incentive plan (such as the 2024 Plan) of a listed company such as MediWound requires the approval of shareholders. Furthermore, in order to enable the grant of “incentive stock options” (within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) from among the ordinary shares being added to the pool of shares available under the 2024 Plan, shareholder approval is required.

As of January 2026, we have approximately 132,996 unallocated ordinary shares available for future issuance under the 2024 Plan. That total number of ordinary shares that is available for future grants under the 2024 Plan is insufficient for us to retain and incentivize qualified officers, directors, employees, consultants and other eligible grantees as we proceed further into 2026 and beyond.

Accordingly, our Board has approved, subject to shareholder approval at the Meeting, an amendment to the 2024 Plan (the “2024 Plan Amendment”) that increases the number of ordinary shares reserved for issuance under Section 5.1 of the 2024 Plan by 300,000 ordinary shares, all of which shares would be immediately available for future grants.

The proposed 2024 Plan Amendment will enable the continued use of the 2024 Plan for share-based incentive awards, including annual retention awards to current officers and employees, grants to non-employee directors, awards to new hires, and awards to employees of companies that we may potentially acquire in the future.

Even after adding the proposed 300,000 ordinary shares to the pool of shares reserved for issuance under the 2024 Plan, that total pool - which would amount to 1,724,819 ordinary shares, consisting of (i) 432,996 ordinary shares available for future grants and (ii) 1,291,824 ordinary shares, in the aggregate, underlying outstanding awards under the 2014 Plan and 2024 Plan - would constitute 10.25% of the total number of outstanding ordinary shares of our Company on a fully diluted basis (16,826,464 ordinary shares), which would be only slightly above the limit recommended by institutional shareholder groups and proxy advisory groups. Please see the table below under “Total Dilution Under Our Equity Incentive Plans”.

By increasing the number of shares authorized under the 2024 Plan, we believe we will have the flexibility to continue to provide equity incentives in amounts determined appropriate by the compensation committee, our Board, and our management. If this proposal is not approved by our shareholders, we anticipate that we may not have enough shares available to fund awards under the 2024 Plan for 2026.

Total Dilution Under Our Equity Incentive Plans

The following table presents equity incentive data for our Company on a prospective basis, as of the date of the Meeting, under our equity incentive plans (the 2014 Plan and 2024 Plan), in the aggregate, assuming the adoption of the increase by 300,000 to the number of shares reserved for issuance under the 2024 Plan pursuant to this Proposal 1 at the Meeting:

Aggregate Number of Shares Underlying Outstanding Awards	Shares Reserved for Future Grants (Under 2024 Plan Only)	Aggregate Number of Shares Outstanding on Fully-Diluted Basis	Potential Dilution Percentage Constituted by Shares Under Equity Incentive Plans
1,291,824	432,996	16,826,464	10.25%

Registration of Issuances Under 2024 Plan

On March 19, 2025, we filed a registration statement on Form S-8 to register the issuance of up to 1,439,016 ordinary shares granted or to be granted under our 2024 Plan. If this Proposal 1 is approved, we expect to file an additional registration statement on Form S-8 to register the issuance of the additional 300,000 ordinary shares to be added to the number of shares reserved for issuance under the 2024 Plan.

Summary of Terms of 2024 Plan

The principal features of the 2024 Plan are summarized under the heading “2024 Share Incentive Plan” in Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”), filed with the SEC on March 19, 2025, which description is incorporated by reference into this Proxy Statement. That summary does not contain all information about the 2024 Plan. A copy of the complete text of the 2024 Plan is included as Exhibit 4.9 to our 2024 Annual Report, and the description of the 2024 Plan in the 2024 Annual Report is qualified in its entirety by reference to the full text of the 2024 Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 1 at the Meeting:

“RESOLVED, that, effective as of the date of adoption by the Company’s shareholders of this resolution, the current total number of ordinary shares reserved for grants under the MediWound Ltd. 2024 Share Incentive Plan be, and hereby is, increased by 300,000, as set forth in the amendment to that plan appended as Annex A to the Proxy Statement for the Extraordinary General Meeting of Shareholders of MediWound Ltd. to be held on February 19, 2026.”

 Required Vote

The approval of the increase by 300,000 in the number of ordinary shares reserved for issuance under the 2024 Plan pursuant to this Proposal 1 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that the shareholders vote “FOR” approval of the increase by 300,000 in the number of ordinary shares reserved for issuance under the 2024 Plan pursuant to this Proposal 1.

PUBLICATION OF MEETING RESULTS

We will publish the results of the Meeting, including the details of the tallies for the votes on the resolution presented as part of the proposal, in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC within four trading days after the Meeting.

WHERE YOU CAN FIND MORE INFORMATION

The Company’s 2024 Annual Report, filed with the SEC on March 19, 2025, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to (as applicable) the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Yavne, Israel January 15, 2026	By order of the Board of Directors: /s/ Nachum Shamir Mr. Nachum Shamir Chairman of the Board of Directors

ANNEX A

PROPOSED AMENDMENT TO 2024 SHARE INCENTIVE PLAN

Effective as of the approval of Proposal 1 at the Extraordinary General Meeting of Shareholders of MediWound Ltd. held on February 19, 2026, Section 5.1 of the MediWound Ltd. 2024 Share Incentive Plan shall be amended and restated in its entirety to read as follows:

“5.1.          The maximum aggregate number of Shares that may be issued pursuant to Awards under this Plan (the “Pool”) shall be, as of the date of approval of this amended Section 5.1, 580,375, subject to adjustment as provided in Section 14.1. Notwithstanding the foregoing, the total number of Shares that may be issued pursuant to Incentive Stock Options granted under this Plan shall be 580,375, subject to adjustment as provided in Section 14.1. The Board may, at its discretion, reduce the number of Shares that may be issued pursuant to Awards under this Plan, at any time (provided that such reduction does not derogate from any issuance of Shares in respect Awards then outstanding).”

A - 1